Exhibit 6.5

Framework Agreement

This Framework Agreement (the "Agreement") is made and effective as of 10 April 2024

Between

Sentebale, a registered charity (No. 1113544) and registered company in England and Wales (No. 05747857), with its principal place of business at 17 Gresse Street, 6 Evelyn Yard Entrance, London W1T 1QL, United Kingdom, hereinafter "Sentebale", duly represented by Mr. Richard Miller;

American Friends of Sentebale Foundation, a foundation registered in New York (264577639) with its address at Co Skp Llp 1675 Broadway 20 Th Fl, New York, NY 10019, hereinafter "Sentebale US", duly represented by Sophie Chandauka; (Sentebale and Sentebale US, together, the "Sentebale Group") and

Tesseract Collective, Inc., a Delaware corporation with its principal place of business at 45 Rockefeller Plaza, 20th Floor, New York, New York 10111, U.S.A., hereinafter "Tesseract", duly represented by Mr. Richard Seet

(each a "Party" and together the "Parties").

Recitals

A.	The Sentebale Group helps children and adolescents struggling to come to terms with their HIV and AIDS status. Sentebale is the owner of certain global Intellectual Property Rights.

B.
Tesseract is a producer of museum-exhibited fine art and partners with elite cultural institutions who select artists to produce Collaborative Original Fine Artworks ("COFAs") and exhibit them in a dedicated gallery show.

C.
Tesseract has offered the Sentebale Group a creative solution by which the Sentebale Group can leverage COFAs to generate a new income stream to diversify its funding sources. In order to do so, Tesseract requires a licence to use certain of Sentebale's Intellectual Property Rights.

Now it is hereby agreed as follows:

1.	DEFINITIONS

In this Agreement the following expressions shall have the following meanings:

"Accounting Dates" means 30 April, 30 July, 31 October and 31 January in each year during which sales of COFA Merchandise or attendance of COFA Experiences are permitted under this Agreement.

"Adverse Event" has the meaning set out in Clause 8.1.

"Applicable Laws" means all laws, statutes, regulations and codes from time to time in force, to the extent applicable to Tesseract and any sub-contractors or sub-licensees in its provision of the Services to the Sentebale Group in accordance with this Agreement.

"Business Days" means a day, other than a Saturday or Sunday, on which banking institutions in London, England are required to be open.

"COFA Experiences" means the experiences created using COFAs as set out in any COFA Experiences SOW including exhibitions, gallery shows, digital experiences or similar.

"COFA Experiences Purpose" means the organisation and creation of experiences using COFAs as set out in any COFA Experiences SOW including exhibitions, gallery shows, digital experiences or similar.

"COFA Experiences Royalty" means the royalties as agreed between the Parties in any COFA Experiences SOW, not to be less than ten percent (10%) of net revenues received by Tesseract attributable to the COFA Experiences or equivalent.

"COFA Experiences SOW" means any SOW entered into between the Parties governing the provision of Services by Tesseract in relation to the organisation of the COFA Experiences with cultural institutions.

"COFA Merchandise" means products in the product merchandising categories as set out in any COFA Merchandise SOW which incorporate or bear the COFAs.

"COFA Merchandise Purpose" means the manufacture, sale and/or distribution of COFA Merchandise.

"COFA Merchandise Royalty" means of 12% of Net Sales receivable by Tesseract to Sentebale US in respect of the COFA Merchandise sold by Tesseract or on its behalf in the Territory.

"COFA Merchandise SOW" means any SOW entered into between the Parties governing the provision of Services by Tesseract in relation to the COFA Merchandise Purpose.

"COFA Proceeds" means the sum payable to Sentebale US from the net proceeds from the ultimate sale of the COFAs, the sale and the mechanics of which, including any revenue sharing between Tesseract and third-party artists (which shall be subject to, amongst other things, tax analysis) shall be agreed between the Parties.

"COFA Purpose" means the creation, design, development and/or manufacture of COFAs that are inspired by or use the Property.

"Collaborative Original Fine Artworks" or "COFAs" means commissioned works of fine art (i.e. paintings, murals, sculptures and digital works, etc.) incorporating elements of both the Licensed IP and the creative expression or work of a third-party collaborator.

"Control" means the power to direct the management and policies of a person (directly or indirectly), whether through ownership of voting securities, by contract or otherwise.

"Effective Date" means the date on which both Parties sign the Agreement.

"Guarantee" means the sum of US$1,000,000 (payable in two parts: an advance of US$250,000 due and payable by Tesseract to Sentebale US via wire transfer on the Effective Date; and the balance of US$750,000 due and payable by Tesseract to Sentebale US on or before 31 December 2024).

"Intellectual Property Rights" means patents, rights to inventions, copyright and related rights, trade marks, business names and domain names, rights in get-up, goodwill and the right to sue for passing off, rights in designs, database rights, rights to use, and protect the confidentiality of, confidential information (including know-how), and all other intellectual property rights, in each case whether registered or unregistered and including all applications and rights to apply for and be granted, renewals or extensions of, and rights to claim priority from, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future in any part of the world.

"Licensed IP" means all Intellectual Property Rights in or to the Property.

"Net Revenues" means Tesseract’s gross receipts realized from the sale of COFA Merchandise and/or revenue generated from the COFA Experiences after deduction of (i) taxes (limited to import and export tariffs, customs duties and VAT or equivalent); (ii) transport costs of COFA Merchandise; (iii) marketing expenses; (iv) currency conversion; (v) exchange fees, subject in all cases to the same being separately charged on customer invoices; and (vi) the deductions for 'Agent Fees' as envisaged by the Financial Projections spreadsheet which was included in the document presented by Tesseract to the Sentebale board dated 30th November 2023, such Agent Fees not to exceed 30% (thirty per cent) of the gross receipts realized from the sale of COFA Merchandise and/or revenue generated from the COFA Experiences.

"Presentation Materials" means materials used in connection with the sale and marketing of items of COFA Merchandise and COFA Experiences including packaging, swing tags and other labels, signs, outers and other point-of-sale material, as well as any advertising or publicity materials including, without limiting the foregoing, catalogues.

"Presentation Materials Purpose" means the creation and use of Presentation Materials in relation to the marketing, promotion, advertising and sale of COFA Merchandise and COFA Experiences in all media channels, including traditional media, digital media and social media.

"Property" means the trademarks and other rights set out in Schedule 1, which may be supplemented from time to time by written agreement agreement between the parties.

"Purposes" means the COFA Purpose, the COFA Merchandise Purpose, the COFA Experiences Purpose and the Presentation Materials Purpose.

"Recall" means any public recall of COFA Merchandise communicated to visitors or consumers, and any withdrawal of COFA Merchandise (for quality, health or safety reasons) from public sale.

"Royalties" means together the COFA Merchandise Royalty, the COFA Experience Royalty and any other royalties payable to Sentebale US as may be agreed in any future SOWs.

"Sentebale Brand Policies" means those specific policies relating to the use of the Licensed IP which shall be provided by Sentebale to Tesseract, as may be amended by Sentebale from time to time on notice to Tesseract.

"Sentebale's Mission" means working with children and young people and their communities to create sustainable solutions that address issues of health, wealth inequity, and climate resilience in Southern Africa.

"Services" means the services provided by Tesseract relating to the Purpose, as set out in any SOW.

"SOW" means a signed statement of work substantially in the form set out in Schedule 2, which incorporates this Agreement and which specifies the Services to be provided by Tesseract under this Agreement.

"Terms" means the initial terms and renewal terms set out in Clause 6.2. "Territory" means worldwide.

"VAT" means value added tax, goods and services tax, sales tax or any similar tax in any jurisdiction.

2.	BASIS OF AGREEMENT

2.1
This Agreement is entered into by the Parties and governs the provision of the Services by Tesseract to the Sentebale Group as described in any SOW. Each SOW that incorporates the terms of this Agreement will be a separate agreement.

2.2
This Agreement, together with the SOWs, apply to the exclusion of any other terms that Tesseract may seek to impose or incorporate, or which are implied by trade, customs, practice or course of dealing.

2.3
Tesseract acknowledges and agrees that none of the Services may be performed before an applicable SOW is executed, except Tesseract shall be permitted to seek out best in class partners to perform the Services covered by an applicable SOW prior to a SOW being executed.

2.4	These Agreement terms will take precedence over conflicting terms in an SOW, unless the Parties expressly agree in the SOW to supersede specific provisions of this Agreement.

2.5	Each Party represents and warrants that it has full power and authority to enter into and fulfil its obligations under this Agreement.

3.	TESSERACT'S OBLIGATIONS

3.1	Tesseract shall:

(a)	perform the Services in accordance with the applicable SOW, either itself or through sub-agents, partners and collaborators subject at all times to Clause 6.3;

(b)	ensure that the Services conform in all respects with all descriptions and specifications set out in the SOW;

(c)	comply at all times with the Applicable Laws;

(d)	perform the Services with the highest level of care, skill and diligence and at all times in furtherance of Sentebale's Mission;

(e)	ensure at all times that it operates in a manner designed to support and further the reputation and goodwill of Sentebale and Sentebale's patrons;

(f)	comply at all times with the Sentebale Brand Policies;

(g)	cooperate with the Sentebale Group in all matters relating to the Services, and comply with all instructions of the Sentebale Group;

(h)
if an SOW names specific personnel to be involved in providing certain Services, use its best endeavours not to make any changes to such personnel during the course of providing those Services and obtain the prior approval of the Sentebale Group to any replacements for such personnel, such approval not to be unreasonably withheld or delayed;

(i)
ensure that at all times it has and maintains all the licences, permissions, authorisations, consents and permits that it needs to carry out, and comply with all Applicable Laws in relation to, its obligations under this Agreement in respect of the Services; and

(j)	use its best endeavours to exploit and promote the sale of the COFA Merchandise and attendance of the COFA Experiences to the best advantage of the Sentebale Group.

3.2	Tesseract shall not:

(a)
use (save as expressly permitted by this Agreement) or apply to register any Intellectual Property Rights which are the same as, or confusingly similar to, the Licensed IP or to any Intellectual Property Rights of the patrons of the Sentebale Group;

(b)
do or omit to do any act which will or may in any way weaken, disparage, damage, bring into disrepute, cause prejudice to or be detrimental or harmful to the Licensed IP, the COFAs, the COFA Merchandise or the COFA Experiences or the reputation or goodwill associated with the same, the Sentebale Group or its patrons;

(c)
do or omit to do anything which may cause the Sentebale Group or its patrons to lose any licence, authority, consent or permission upon which they rely for the purposes of conducting their business or affairs, and Tesseract acknowledges that the Sentebale Group may rely or act on the Services;

(d)	create any security or analogous interest over any part of the Licensed IP; or

(e)	create any expenses chargeable to the Sentebale Group without the prior written approval of the Sentebale Group.

4.	CHARGES AND PAYMENT

4.1	In consideration for the rights granted by Sentebale to Tesseract under this Agreement, Tesseract shall pay to Sentebale US:

(a)
the Guarantee (together with any applicable VAT) which shall become due on the signing of this Agreement and payable as set out in the definition of Guarantee, and which shall under no circumstances be repayable in whole or in part, but which shall be recoupable and creditable against earned Royalties;

(b)	the Royalties; and

(c)	any COFA Proceeds

in each case to the following bank account of Sentebale US or such other bank account that Sentebale US may confirm to Tesseract in writing from time to time:

American Friends of Sentebale City National Bank

1140 Avenue of the Americas, 2nd Floor, New York, NY 10036 Account No: 665540189

Swift Code: CINAUS6L Routing No: 026013958

4.2	Tesseract shall within forty five (45) days after each Accounting Date deliver to Sentebale US:

(a)
a statement giving particulars of all sales, revenues, disposals or receipts separately for each item comprising the COFA Merchandise or COFA Experiences effected by Tesseract during the previous quarter and showing sale prices and the total Royalties payable in respect thereof; and

(b)	payment for the full amount of the Royalties shown as payable together with any further sum required to satisfy any applicable Guarantee.

4.3
Acceptance by Sentebale US of any Royalties shall not prevent Sentebale US at any later date disputing or demanding particulars from Tesseract as to the calculation of the same and neither shall acceptance of any sum by Sentebale US constitute a waiver of any breach of any term of this Agreement by Tesseract if any such breach shall have occurred.

4.4
If Tesseract fails to render a statement or pay the Royalties due to Sentebale US by the dates specified in Clause 4.2 or pay any Guarantees or other sum due to Sentebale US lawfully in connection with the Licensed IP within thirty (30) days after the same becomes due, then Sentebale US shall, in addition to all other remedies of Sentebale US provided for herein or at law, be entitled to charge interest on all sums remaining due and outstanding with effect from the date when the payment first became due until the date of payment in full at a rate of one percent (1%) above the base rate of HSBC applicable on the date when the payment first became due.

5.	AUDIT

5.1	Tesseract undertakes and agrees:

(a)
to keep proper records and books of accounts relating to all dealings with the COFA Merchandise and COFA Experiences and to make all such entries therein as may be necessary to enable the amount of Royalties to be ascertained. Tesseract shall within a reasonable time following the request of Sentebale US or in any event within three (3) months of the end of each financial year of Tesseract deliver to Sentebale US a certificate signed by Tesseract's auditors or finance director stating that the amount of Royalties paid by Tesseract to Sentebale US in the preceding financial year is correct and represents the total Royalties due and payable to Sentebale US upon all sales of the COFA Merchandise and exploitation of the COFA Experiences by Tesseract pursuant to the terms and conditions of this Agreement;

(b)
to permit Sentebale US or its duly authorised representatives once per calendar year at any time during normal business hours and upon fifteen (15) calendar days' prior notice and on request to audit and inspect and take copies or extracts from relevant records or accounts and to give them such further information as they may reasonably require to enable the amount of the Royalties to be verified. If any such audit or inspection shall reveal an underpayment then Tesseract shall pay such amount immediately to Sentebale US together with interest thereon at two percent (2%) above the base rate applicable on the date when payment first became due (or the maximum amount under applicable law), and if such underpayment shall be equal to or exceed five percent (5%) of the amount previously reported by Tesseract in respect of the accounting period being the subject of such inspection, then Tesseract shall in addition bear all audit and inspection costs of Sentebale US; and

(c)
to preserve all relevant records and accounts for a period of not less than five (5) years from the expiration or termination of the Licence or from the delivery to Sentebale US of the last of all Royalty statements due hereunder, whichever shall be the later.

6.	INTELLECTUAL PROPERTY

6.1
In consideration of Tesseract's payment of the Guarantee and the Royalties, and subject to compliance by Tesseract with its obligations under this Agreement, the Sentebale Brand Policies and all SOWs, Sentebale hereby grants to Tesseract an exclusive licence to use the Licensed IP for the Purposes in the Territory for the applicable term as set out below, subject always to the other provisions of this Agreement (the "Licence").

6.2	The Licence granted under Clause 6.1 shall have the following terms:

COFA Purpose Licence Term

(a)	An initial term of three (3) years as set out below (the "Initial COFA Purpose Licence Term"):

(i)	year 1: from the Effective Date to 31 January 2025;

(ii)	year 2: from 1 February 2025 to 31 January 2026; and

(iii)	year 3: from 1 February 2026 to 31 January 2027;

(b)	An optional renewal term of three years as set out below (the "COFA Purpose Licence Renewal Term"):

(i)	Tesseract shall have the option to renew the Initial COFA Purpose Licence Term for a term of three (3) years provided that:

(A)	Tesseract provides written notice of its intent to renew at least ninety (90) days prior to the expiration of the Initial COFA Purpose Licence Term;

(B)	Tesseract is in good standing, has paid all sums due and owing to Sentebale US and is not in breach of this Agreement at the time of the exercise of the renewal;

(C)	Tesseract has achieved Net Sales of at least US$2 million; and

(D)	the financial terms of the COFA Purpose Licence Renewal Term shall remain as stated for the Initial COFA Purpose Licence Term;

COFA Merchandise Purpose, COFA Experience Purpose and Presentation Materials Purpose Licence Term

(c)	An initial term of ten (10) years as set out below (the "Initial COFA Merchandise, COFA Experience Purpose and Presentation Materials Purpose Licence Term"):

(i)	from the Effective Date until the tenth (10th) anniversary of the Effective Date;

(d)	Renewal terms, as set out below (the "COFA Merchandise, COFA Experience Purpose and Presentation Materials Purpose Licence Renewal Terms"):

(i)
COFA Merchandise, COFA Experience Purpose and Presentation Materials Purpose Licence First Renewal Term: Tesseract shall have the option to renew this Agreement for a renewal term of ten (10) years provided that:

(A)
Tesseract provides written notice of its intent to renew at least ninety (90) days prior to the expiration of the Initial COFA Merchandise, COFA Experience Purpose and Presentation Materials Purpose Licence Term;

(B)	Tesseract is in good standing, has paid all sums due and owing to Sentebale US and is not in breach of this Agreement at the time of the exercise of the renewal under this Clause 6.2(d)(i); and

(C)
Tesseract has paid to Sentebale US at least total proceeds of US$2,000,000 during the Initial COFA Merchandise, COFA Experience Purpose and Presentation Materials Purpose Licence Term, which payment can be in combination of any of the following: the Guarantee plus an extra US$1,000,000 from the earned Royalties; or a makeup payment by Tesseract to meet the US$2,000,000 total due should the combination of the Guarantee and earned Royalties fall short;

(ii)
COFA Merchandise, COFA Experience Purpose and Presentation Materials Purpose Licence Second Renewal Term: Tesseract shall have the option to renew this Agreement for an additional renewal term of ten (10) years provided that:

(A)
Tesseract provides written notice of its intent to renew at least ninety (90) days prior to the expiration of the COFA Merchandise, COFA Experience Purpose and Presentation Materials Purposes Licence First Renewal Term;

(B)	Tesseract is in good standing, has paid all sums due and owing to Sentebale US and is not in breach of this Agreement at the time of the exercise of the renewal under this Clause 6.2(d)(ii); and

(C)
Tesseract has paid to Sentebale US at least total proceeds of US$1,000,000 during the COFA Merchandise, COFA Experience Purpose and Presentation Materials Purpose Licence First Renewal Term, which payment can be in combination of any of the following: an extra US$1,000,000 from the earned Royalties; or a makeup payment by Tesseract to meet the US$1,000,000 total due should the earned Royalties fall short; and

(iii)
COFA Merchandise, COFA Experience Purpose and Presentation Materials Purpose Licence Additional Renewal Terms: Tesseract shall have the option to renew this Agreement for additional renewal terms of ten (10) years each, provided that:

(A)	Tesseract provides written notice of its intent to renew at least ninety (90) days prior to the expiration of the renewal term then in-effect;

(B)	Tesseract is in good standing, has paid all sums due and owing to Sentebale US and is not in breach of this Agreement at the time of the exercise of the renewal under this Clause 6.2(d)(iii);

(C)
Tesseract has paid to Sentebale US at least total proceeds of US$1,000,000 during the renewal term then in effect, which payment can be in combination of any of the following: an extra US$1,000,000 from the earned Royalties; or a makeup payment by Tesseract to meet the US$1,000,000 total due should the earned Royalties fall short; and

6.3	Tesseract acknowledges that it is granted rights to use the Licensed IP solely for the Purposes for the Terms, and all other purposes are exclusively reserved to Sentebale.

6.4
Where Tesseract engages a third party to create or develop any COFAs, or to assist in the provision of the Services under this Agreement or any SOW, Tesseract shall have the right to grant sub-licences to such third parties, provided that:

(a)
Tesseract must notify Sentebale in writing (email will suffice) of the name and address of such third party and the content and terms of Tesseract's proposed agreement with the third party and obtain Sentebale's prior written consent;

(b)	the scope of any sub-licence shall not exceed the scope of the licence granted to Tesseract under this Agreement or any applicable SOW;

(a)	any sub-licensee agrees and adheres to and complies at all times with the current marketing and style guides in accordance with the Sentebale Brand Policies;

(b)	any sub-licensee shall not have the right to grant further sub-licences to any third party without Sentebale's prior written consent (which may be withheld in Sentebale's absolute discretion);

(c)
any sub-licence shall terminate automatically and immediately if the sub-licensee ceases to be engaged by Tesseract in connection with the Services or upon the termination or expiry of this Agreement or the relevant SOW;

(d)	the sub-licensee agrees to comply with all terms of this Agreement and SOW;

(e)
Tesseract shall be responsible for ensuring compliance by any sub-licensee with all of the terms of this Agreement and the sub-licence, and will exercise any applicable right of termination in respect of any sub-licensee if requested to do so in writing by Sentebale; and

(f)	any breach of the terms of this Agreement or the sub-licence by any sub-licensee shall be deemed to be a breach of this Agreement by Tesseract.

6.5
Tesseract agrees that, unless otherwise agreed in writing by the Sentebale Group, all units of the COFAs and all COFA Merchandise and Presentation Materials shall bear such copyright and trade mark notices as the Sentebale Group may notify to Tesseract from time to time. Tesseract shall be free to utilise its own trade marks or dress in relation to the COFAs but Tesseract undertakes not to associate the Licensed IP with any other trade marks or dress so used and not to do or allow any other act which would in any way impair the rights of Sentebale with respect to the Licensed IP or any Intellectual Property Rights of the patrons of the Sentebale Group. Any abbreviated copyright and/or association of the Licensed IP with any third-party Intellectual Property Rights shall be subject to the prior written approval of Sentebale.

6.6
Subject at all times to Clause 6.7, any new Intellectual Property Rights that may exist in the COFAs, COFA Merchandise or COFA Presentation Materials shall be owned equally among Sentebale, Tesseract and the third-party collaborator in equal shares. The documenting of the legal ownership of any such new Intellectual Property Rights including, without limitation, the rights and obligations each party shall have in respect of enforcement of each party's respective share, shall be documented in a standalone IP assignment document. The IP assignment document shall be drafted by and at the sole cost of Tesseract or its legal representatives, and Tesseract shall provide a draft of any such IP assignment document to Sentebale for review and reasonable comment before it is finalised. Any such IP assignment document shall be separate to any agreement otherwise documenting commercial terms between Tesseract and the third- party collaborator. Any Intellectual Property Rights which may exist in the works of third- party collaborators (e.g. music, video and digital art) that are included along with the Licensed IP in the COFAs shall remain the exclusive property of the original owner.

6.7	Tesseract acknowledges that:

(a)	nothing in this Agreement shall operate as an agreement to transfer (nor shall transfer) any right, title or interest in or to any aspect of the Licensed IP; and

(b)
any goodwill that arises by virtue of Tesseract's use of the Licensed IP shall inure to the sole and exclusive benefit of Sentebale. If requested by Sentebale, Tesseract agrees that it will promptly execute an assignment in favour of Sentebale of any and all such goodwill.

6.8
The right to register any Intellectual Property Rights in the Property or conduct any dealings with the Licensed IP, including the right to register, maintain or renew said registration or any other trade marks forming part of the Property are strictly reserved to Sentebale. Sentebale shall use reasonable efforts to maintain the Licensed IP (save that Sentebale may choose to let any Licensed IP lapse in the ordinary course of business, subject to notifying Tesseract at least ninety (90) days in advance).

6.9	The Sentebale Group shall use its reasonable efforts to secure trade mark registrations in new or additional goods and services classes where new COFA Merchandise categories arise.

6.10
Tesseract agrees to cooperate with the Sentebale Group in the filing, at the cost of the Sentebale Group, of any application for registration of any Intellectual Property Rights relating to the Licensed IP. Tesseract shall do or execute any act or document, at the cost of the Sentebale Group, as may be required for any such application as the Sentebale Group may deem necessary or desirable.

6.11
Should Tesseract at any time during the term of this Agreement, as set out under Clause 13.3(e), challenge Sentebale's right to grant the Licence to Tesseract or the validity of the Licensed IP, Sentebale shall be entitled to terminate this Agreement and the Licence forthwith.

7.	INFRINGEMENT

7.1	Tesseract shall immediately give notice in writing to Sentebale if it becomes aware of any:

(a)	infringement or suspected infringement of any of the Licensed IP, COFAs, COFA Merchandise or Presentation Materials by third parties; or

(b)	claims made or threatened that use of the Licensed IP, COFAs, COFA Merchandise or Presentation Materials infringes the rights of any third party.

7.2	In the event of any infringement or suspected infringement by any third party of Licensed IP or any claim made or threatened that use of the Licensed IP infringes any third-party rights:

(a)	Sentebale shall, in its sole discretion, decide what (if any) action to take;

(b)	Sentebale shall have sole control over, and conduct of, all claims and proceedings unless otherwise agreed between the parties;

(c)	Tesseract shall provide Sentebale with all assistance that Sentebale may reasonably require in the conduct of any claims or proceedings; and

(d)	Sentebale shall bear the cost of any proceedings and shall be entitled to retain all sums recovered in any action for its own account.

7.3
In the event of any infringement or suspected infringement by any third party of COFAs, COFA Merchandise, COFA Experiences or Presentation Materials or any claim made or threatened that use of the COFAs, COFA Merchandise, COFA Experiences or Presentation Materials infringes any third-party rights:

(a)	Tesseract shall defend any such proceedings and shall bear the costs of the same; and

(b)	Sentebale shall provide Tesseract with reasonable assistance that Tesseract may require in the conduct of any claims or proceedings.

7.4
Sentebale shall not be obliged to bring or defend any proceedings in relation to the Licensed IP and Tesseract shall not be entitled to bring or defend any action in relation to the Licensed IP unless expressly authorised by Sentebale in its absolute discretion.

8.	LIABILITY AND ADVERSE EVENTS

8.1
Each Party agrees and undertakes to inform the other as soon as practicable on its becoming aware of any actual or impending event or circumstance which it considers will or might materially and adversely affect the safety, quality or reputation of the Licensed IP, any COFA Merchandise, COFA Experience, or the goodwill or reputation of either of Sentebale or Sentebale's patrons (each, an "Adverse Event"). Without limitation, the following events shall each amount to an Adverse Event:

(a)
any illness, condition, accident, harm, death or safety issue suffered by any person at a COFA Experience which is claimed to have occurred as a consequence of, in relation to, or whilst attending the COFA Experience or where such person otherwise claims it was the responsibility of the Sentebale Group, Tesseract or any sub-contractor or sub- agent;

(b)
any other event or circumstance that does not occur in the ordinary course of business concerning the security, health or safety of any persons or property in relation to a COFA Experience, e.g. terrorist event or flooding;

(c)	any quality issue relating to any COFA Merchandise or part thereof that in the Sentebale Group's reasonable determination warrants a Recall;

(d)
the COFAs, COFA Merchandise, COFA Experiences, the Sentebale Group or its patrons becoming the subject of significant or persistent adverse publicity or negative public perception due to any operations, marketing or any other activity related this Agreement or any SOW any other activities carried out or authorised by Tesseract or sub-licensees or sub-contractors related to this Agreement or any SOW; and

(e)
any legal proceedings that do not occur in the ordinary course of business are issued or threatened or a material complaint is made against either of the Parties or any sublicensee or sub-contractor arising out of or in connection with the activities conducted under this Agreement or any SOW including in connection with the manufacture, storage, distribution, advertising, marketing or sale of the COFA Merchandise or packaging thereto, particularly in relation to issues of health and safety.

8.2
Each Party shall use its best endeavours and do whatever is necessary to remedy the adverse effects of any Adverse Event as quickly as possible. Following notification as set out in Clause 8.1, the parties shall discuss an action plan, including where necessary the step(s) needed to be taken in the event of an Experience Closure.

8.3	Tesseract shall not make, or allow others to make, any public statements regarding an Adverse Event without the prior written consent and approval of Sentebale.

8.4
Following an Adverse Event the parties shall at the Sentebale Group's discretion meet to review the causes of the Adverse Event the conduct relating to the Adverse Event and steps to be taken to avoid any further such circumstances. The Parties shall promptly take all such reasonable steps as may be agreed pursuant to such review.

9.	APPROVALS

9.1
Tesseract agrees that Sentebale shall have the right of approval of the materials comprised in the COFAs, COFA Merchandise and Presentation Materials and that no manufacture, advertising or marketing of the COFAs (including in the context of COFA Experiences), COFA Merchandise or Presentation Materials shall take place without the prior written consent of Sentebale, which shall not be unreasonably withheld or delayed.

9.2
Tesseract further agrees that it shall not agree any terms relating to the sale of, or decision to sell or not to sell, any or all the COFAs without first agreeing the position with Sentebale. As such, Tesseract shall discuss and agree in advance with Sentebale if and how any COFAs shall be sold, by auction or otherwise, and shall agree with Sentebale on the distribution of the COFA Proceeds to Sentebale US.

9.3	Tesseract further agrees and undertakes that:

(a)
within the first contract year following the Effective Date, Tesseract shall forward to Sentebale for its approval rough visual designs of all items comprised in the COFAs and all Presentation Materials of whatsoever kind relating thereto, together with such other details or digital samples concerning the composition of the COFAs as Sentebale may from time to time reasonably request;

(b)
Tesseract shall forward to Sentebale for its review and, at Sentebale's option, approval, the headline terms of any contracts or other legal documentation that it may enter into with cultural institutions, or third-party artists, relating to the subject matter of this Agreement or any SOWs;

(c)
before commencing the exercise of any Services, Tesseract shall provide to Sentebale for its approval one (1) digital sample of each proposed item of COFA and one (1) physical sample of each proposed item of COFA Merchandise (each a "Sample" and together the "Samples"). Sentebale shall notify Tesseract within ten (10) Business Days of receipt if supplied by e-mail as to whether the Samples are approved. Tesseract shall not provide any further Services unless and until express written prior approval of the Samples has been given to Tesseract by Sentebale. If Sentebale has not indicated approval of the Samples within ten (10) Business Days then the Samples shall be deemed not to have been approved. Any rejection of the Samples by Sentebale must state the reasons for rejection to enable Tesseract to address any perceived concerns in a timely manner. The Samples shall not be exploited if they are not approved; and

(d)
Tesseract shall at all times ensure that all COFAs conform in image, style and approach to that of Sentebale in relation to the Property and that the COFAs conform to the Sentebale Mission and uphold the goodwill and reputation of Sentebale and Sentebale's patrons, and Tesseract shall consult with Sentebale regarding Tesseract's marketing policy and approach to any advertising campaign for the COFAs.

10.	QUALITY CONTROL

10.1
Tesseract hereby warrants that all COFAs created, commercialised, sold and/or used under the terms of this Agreement shall conform in all material respects with the Samples provided in accordance with Clause 9.3 and approved by Sentebale.

10.2
Tesseract shall be at all times responsible for the COFA Merchandise, and warrants, and shall ensure, that the COFA Merchandise and any associated product packaging and Presentation Materials shall at all material times:

(a)	conform in all material respects with the Samples provided in accordance with Clause 9.3;

(b)	not be impure or defective;

(c)	meet the accepted standards in the industry for such products and materials;

(d)	are suitable for their intended purpose and are fit for human use;

(e)	shall be produced, packaged, stored, handled, distributed and sold in compliance with all Applicable Laws, including all applicable safety laws, regulations and standards;

(f)	all labelling used in connection with the COFA Merchandise or with any packaging associated or used therewith complies with all applicable rules and regulations within the Territory;

(g)	are not adulterated or misbranded under the any Applicable Laws; and

(h)	comply with all requirements set forth herein.

10.3	Sentebale shall be entitled, subject to reasonable notice, (but not more frequently than once every six (6) months) to inspect Tesseract's current stock of the COFA Merchandise.

10.4	Tesseract shall put in place commercially reasonable and customary quality control procedures relating to the COFAs and COFA Experiences and ensure their implementation by skilled personnel.

11.	INSURANCE

Tesseract shall obtain and maintain, at its own expense, general liability insurance (sometimes called public liability insurance) and shall ensure that its manufacturing partners obtain and maintain product liability insurance, covering its obligations under this Agreement from a reputable insurance provider, naming the Sentebale Group as beneficiary and providing protection against any and all claims, demands, suits or causes of action arising out of any alleged defects in the COFA Merchandise or any use thereof, any infringement of third-party rights and any claims relating to any COFA Experiences. Evidence of such insurance shall be furnished by Tesseract to the Sentebale Group promptly following execution of this Agreement and prior to the sale or distribution of any COFAs and/or COFA Merchandise or prior to any sale or marketing connected to any COFA Experiences (as applicable). Any proposed change in Tesseract's insurance shall be submitted to Sentebale for its prior approval. Tesseract shall instruct its insurer in writing with a copy to the Sentebale Group to notify the Sentebale Group directly in the event that the insurance shall cease or lapse. Tesseract shall notify the Sentebale Group of all claims made to it and notified to its insurer and relating to the COFA Merchandise or COFA Experiences. Tesseract shall also notify the Sentebale Group promptly of any circumstances which might reasonably be considered likely to result in a claim.

12.	SCOPE OF RIGHTS

The provisions of this Agreement shall be binding on and shall inure to the benefit of the Parties hereto, and their heirs, administrators, successors and permitted assigns.

13.	TERM AND TERMINATION

13.1	This Agreement shall commence on the Effective Date and shall continue for the Terms until its termination or expiry or the termination or expiry of all SOWs.

13.2
The Sentebale Group may terminate this Agreement on thirty (30) Business Days' written notice in the event that Tesseract undergoes a change of Control which (i) does or could pose a regulatory or other public interest concern to the Sentebale Group, its patrons or Sentebale's Mission, and (ii) which has not been notified to the Sentebale Group in writing as soon as Tesseract is aware of the proposed change of Control taking place.

13.3
The Sentebale Group may, at its election and without prejudice to any other right or remedy, by notice in writing to Tesseract unilaterally terminate this Agreement with immediate effect without recourse to court if:

(a)
Tesseract commits a breach of any provision of this Agreement or any Applicable Law which causes substantial damage to the Sentebale Group, its brand or goodwill, or to the Sentebale Group's patrons or their reputation or goodwill;

(b)
Tesseract fails to make payment of Guarantees or Royalties under this Agreement or payment of any other sum due to Sentebale US in connection with this Agreement and Tesseract fails to cure the deficiency within thirty (30) days after receipt of notice from Sentebale US;

(c)
subject to Clause 13.3(c), Tesseract is in material or persistent breach of any provision of this Agreement and, in the case of remediable breaches only, such breach has not been remedied to the Sentebale Group's reasonable satisfaction within three (3) months after receipt by Tesseract of written notice from the Sentebale Group requiring remedial action;

(d)
Tesseract challenges the validity of, or Sentebale's ownership of, any rights or registrations in or in relation to the Licensed IP or any aspect of it or assists or encourages any third party to do either such thing;

(e)
Tesseract becomes bankrupt or insolvent or enters into liquidation (other than voluntary liquidation for the purpose of amalgamation) or enters into an arrangement or composition with its creditors or has a receiver or administrator or administrative receiver appointed or undergoes the equivalent procedure in its country of incorporation or is amalgamated with or becomes a subsidiary of any other company or is purchased by a person, firm, company, corporation or other organisation without the prior written approval of Sentebale, such approval not to be unreasonably withheld or delayed;

(f)
any objectively reasonable claims are made or threatened in connection with the Licensed IP, COFAs, COFA Merchandise or COFA Experiences which cause, or are likely to cause, in the Sentebale Group's reasonable discretion, serious harm or detriment to the reputation or goodwill of the Sentebale Group or its patrons; or

(g)	an event occurs which poses a regulatory or other public interest concern for the Sentebale Group which renders this Agreement unsustainable for the Sentebale Group, acting reasonably.

13.4
Tesseract may, at its election and without prejudice to any other right or remedy, by notice in writing to Sentebale unilaterally terminate this Agreement with immediate effect without recourse to court if:

(a)
Sentebale commits a breach of any provision of this Agreement or any Applicable Law which causes substantial damage to Tesseract, its brand or goodwill, or to Tesseract’s patrons or their reputation or goodwill; or

(b)
Sentebale is in material or persistent breach of any provision of this Agreement and, in the case of remediable breaches only, such breach has not been remedied to Tesseract’s reasonable satisfaction within three (3) months after receipt by Sentebale of written notice from Tesseract requiring remedial action.

14.	EFFECT OF TERMINATION

14.1	Upon expiry or termination of this Agreement for any reason:

(a)	all rights granted to Tesseract under this Agreement will immediately cease and, subject to Clause 14.2, Tesseract shall make no further use of the Licensed IP;

(b)	any sublicences granted pursuant to this Agreement shall immediately terminate; and

(c)	any accrued Royalties shall become immediately due and payable.

14.2
Upon expiry or termination of this Agreement for any reason other than termination pursuant to Clause 13.2, 13.3(a), 13.3(b), 13.3(c), 13.3(d), 13.3(e), 13.3(f) or 13.3(g), Tesseract shall, for a period of up to six (6) months after the date of termination or expiry, have the right to: (i) continue with the COFA Experiences SOW (provided that Tesseract shall only be permitted to continue with existing activity under the COFA Experiences SOW and will not be permitted to commence any new activity) during such period; and (ii) dispose of the relevant COFA Merchandise in Tesseract's possession as at such date of termination or expiry subject to Sentebale's prior written consent and Tesseract having been in material compliance with the terms of this Agreement up to the point of expiry or termination. Any such disposal of the COFA Merchandise shall be on the same terms as this Agreement.

14.3
The expiry or termination of this Agreement for any reason shall not affect any provision of this Agreement which is expressed to survive or operate in the event of expiry or termination and will not give Tesseract the right to claim any compensation, indemnity or reimbursement from Sentebale by reason of such termination, notwithstanding that termination will be without prejudice to any rights or remedies available to, or any obligations or liabilities accrued to, either Party at the effective date of termination.

15.	WARRANTIES

15.1
Sentebale hereby warrants that it has the full right, power and authority to enter into this Agreement and is entitled to grant the Licence to the Licensed IP hereunder. Sentebale gives no other warranties in relation to the Licensed IP.

15.2
Notwithstanding the warranties in Clauses 2.5, 10.1, 10.2, Tesseract hereby warrants that it has fully complied, and will fully comply hereafter, with the requirements of all Applicable Laws, regulations, rules and other ordinances issued by any authority related to the subject matter of this Agreement and to the performance of Sentebale's obligations.

16.	INDEMNITIES

16.1
Tesseract agrees to indemnify the Sentebale Group against all losses, actions, suits, claims, demands, expenses, costs (including legal costs) and damages (direct or indirect) which the Sentebale Group or its patrons may incur, suffer or sustain as a result of use of the COFAs (including use in relation to COFA Merchandise, COFA Experiences and/or Presentation Materials) or relating to the exercise by Tesseract of the rights herein granted and whether arising out of any matter or thing approved by the Sentebale Group hereunder or not, including without limitation, any loss or damage suffered as a result of:

(a)	any breach or non-performance by Tesseract of any of its warranties or undertakings contained in this Agreement;

(b)
any claim made or threatened that the use of the Licensed IP or COFAs (including in respect of COFA Merchandise, COFA Experience or Presentation Materials) in accordance with the Agreement infringes the Intellectual Property Rights owned by or licensed to any third party;

(c)	the negligence, bad faith, wilful misconduct, fraud or fraudulent misrepresentation by Tesseract or any sub-licensee or sub-contractor;

(d)
any injuries to persons (including death) or damages to property (including property of third parties) arising out of the acts or omissions of Tesseract sub-licensees, sub- contractors or their respective employees; and

(e)	any Adverse Event or any product liability claims made or alleged in each case arising from the acts or omissions of Tesseract or any of its sub-licensees or sub-contractors.

16.2
The Sentebale Group agrees to indemnify Tesseract against all actions, suits, claims, demands, expenses, costs (including legal costs) and damages (direct or indirect) that it may incur, suffer or sustain as a result of third-party claims arising from or relating to any breach by the Sentebale Group of the warranties set out in Clause 15.1.

17.	WAIVER

No waiver (whether express or implied) by the Sentebale Group of any breach by Tesseract of any of its obligations under this Agreement shall be deemed to constitute a waiver or consent to any subsequent or continuing breach by Tesseract of any such obligation.

18.	NOTICES

Unless otherwise stated every notice and other communication shall be addressed to the Party at its address stated herein or to such addresses as the Parties shall each subsequently advise to the other in writing and shall be deemed to have been received on the date upon which in the ordinary course of first class post it would have reached its destination.

19.	CONFIDENTIALITY

19.1
The Parties acknowledge that all information exchanged between them in the course of this Agreement as well as the terms of this Agreement ("Confidential Information") are of a confidential nature and has or will have been communicated by the disclosing party in the strictest confidence on terms that require the receiving party not to divulge or permit such Confidential Information to be divulged to third parties nor to permit such Confidential Information to be used by third parties and that the receiving party shall not use such information so as to gain any unfair advantage over or compete with the disclosing party at any time whether before or after the expiry or termination of this Agreement.

19.2	This Clause 19 shall continue to apply after termination or expiry of this Agreement without limit of time.

20.	ASSIGNMENT

20.1	Tesseract acknowledges that this Agreement does not provide for a joint venture or partnership with Sentebale.

20.2	The Sentebale Group may freely assign any or all of its rights or obligations under this Agreement without the consent of Tesseract.

20.3
Tesseract may not assign, novate or otherwise transfer any or all of its rights or obligations under this Agreement without the prior written consent of Sentebale, such consent to be in the absolute discretion of Sentebale. Failure to obtain such consent shall be deemed a material breach of this Agreement.

21.	EXECUTION OF AGREEMENT

This Agreement shall be deemed invalid unless signed and returned to the Sentebale Group within thirty (30) days from the date its final form is agreed. It is a strict condition of this Agreement that Tesseract may not commence production of any articles comprising the COFAs or any Presentation Materials prior to the full execution of this Agreement and any relevant SOW by both Parties hereto. In such an event, any and all Guarantees due hereunder shall become immediately due and payable as the Sentebale Group's liquidated damages, regardless of whether the Sentebale Group also exercises its rights hereunder to terminate this Agreement because of such breach.

22.	WHOLE AGREEMENT

This Agreement constitutes the whole agreement between the Sentebale Group and Tesseract and there are no promises, terms, conditions, obligations, representations or warranties, oral or written, expressed or implied other than those contained herein. This Agreement supersedes any previous agreement between the Parties relating to the COFAs.

23.	GOVERNING LAW

23.1
This Agreement, and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America.

23.2
Each Party irrevocably agrees that any state or federal courts located in the State of New York, United States of America, shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this Agreement or its subject matter or formation (including any non-contractual disputes or claims).

24.	FORCE MAJEURE

Neither Party shall be in breach of this Agreement nor liable for delay in performing, or failure to perform, any of its obligations under this Agreement, if such delay or failure results from events, circumstances or causes beyond its reasonable control. In such circumstances, the affected Party shall be entitled to a reasonable extension of the time for performing such obligations. If the period of delay or non-performance continues for three (3) months, the Party not affected by such event may terminate this Agreement by giving thirty (30) days' written notice to the affected Party.

25.	COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. A facsimile or other electronically or digitally transmitted copy of a signature on any counterpart will be deemed an original.

[Signature page to follow]

Execution

In witness whereof, the Parties hereto have signed this Agreement as of the day and year first above written.

Sentebale

By: /s/ Richard Miller

Name: Mr. Richard Miller

Title: CEO

Date: 4/10/2024

American Friends of Sentebale Foundation

By:  /s/ Sophie Chandauka

Name: Sophie Chandauka

Title: Executive Chair

Date: 4/10/2024

Tesseract Collective, Inc.

By:  /s/ Richard Seet

Name: Mr. Richard Seet

Title: CEO

Date: 4/10/2024

Signature Page to the Sentebale-Tesseract Framework Agreement

Schedule 1 – Licensed IP

Trademarks – registered

Schedule 1 to the Sentebale-Tesseract Framework Agreement

Schedule 2 - Template SOW

STATEMENT OF WORK

Schedule 2 to the Sentebale-Tesseract Framework Agreement